                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

   SETTLEMENT WITH OPT-OUT PLAINTIFFS CASES RELATED TO CHOLINE CHLORIDE IN THE
                                 UNITED STATES

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2, 2004

Commission File Number 09929




                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F__X__     Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes____    No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2004

                                                MITSUI & CO., LTD.

                                        By: /s/ Tasuku Kondo
                                           -------------------------------------
                                        Name:  Tasuku Kondo
                                        Title: Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer


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                                                                February 2, 2004
For immediate release

                                                              Mitsui & Co., Ltd.

Settlement with Opt-Out Plaintiffs Cases Related to Choline Chloride in the United States

     Mitsui & Co., Ltd. (the "Company"), and its wholly owned U.S. subsidiaries Mitsui & Co. (U.S.A.), Inc. and Bioproducts Inc. (headquarters: Ohio, U.S.A.), which in October 2003, subject to court approval, entered into the settlement agreement for the class action antitrust lawsuit pending in the Federal District Court of the District of Columbia relating to the sales of choline chloride, an ingredient used in animal feed and pet foods, have now reached agreements for settlement with the vast majority of the plaintiffs who opted out of the class action lawsuit.

     Under the terms of the agreements, Bioproducts will pay as a settlement US$73.5 million in total (approximately Yen7.8 billion) to such opt-out plaintiffs.

     The settlement amount will be reflected in the Company's consolidated results of operations for the fiscal year ending March 31, 2004. However, it will not require revision of the forecast of consolidated operating results for the fiscal year ending March 31, 2004, which is disclosed in the Company's 6-K filing for the consolidated semiannual results of the six-month period ended September 30, 2003.

                                               Inquiries should be addressed to:
                                                                Masaru Nishimura
                                               Corporate Communications Division
                                                              Mitsui & Co., Ltd.
                          Telephone: +81-3-3285-7564, Facsimile: +81-3-3285-9819
                                                 E-mail Mas.Nishimura@mitsui.com